UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 Commission File Number: 000-55251

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: July 31, 2016

____Transition Report on Form 10-K

____Transition Report on Form 20-F

____Transition Report on Form 11-K

____Transition Report on Form 10-Q and Form 10-QSB

____Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

WATERMARK GROUP, INC.

Full Name of Registrant

N/A

Former Name if Applicable

7 Dey Street, Suite 1503

Address of Principal Executive Office (Street and Number)

New York, NY 10007

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Watermark Group, Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “Commission”) to postpone the filing of its Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2016 (the “Form 10-Q”) beyond September 14, 2016, the prescribed due date for such filing. As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on September 7, 2016, the control block of the Company was transferred to Double Grouper, LLC on August 29, 2016. The Company is filing for additional time to finalize the Form 10-Q due to the transition from prior management to current management. The Company is unable to complete and file with the Commission the Form 10-Q by September 14, 2016, without unreasonable effort or expense. The Company expects to file the Form 10-Q with the Commission within five calendar days of the original prescribed date.

PART IV

OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Joshua D. Brinen	(212)	330-8151
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. ☒ Yes ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Watermark Group, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 14, 2016	By:	/s/Adam Kovacevic
	Name:	Adam Kovacevic
	Title:	Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).